UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A
(Amendment No. 5 )

Under the Securities Exchange Act of 1934*

Global Indemnity Limited
(Name of Issuer)

Class A Ordinary Shares, $0.0001 Par Value
(Title of Class of Securities)

G3933F105
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP No. G3933F105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richmond Hill Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,400,038
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,400,038
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,038
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.91% (1)
12	TYPE OF REPORTING PERSON (see instructions) IA, OO

(1)	See additional information regarding beneficial ownership contained in Item 4.

Page 2 of 8 pages

CUSIP No. G3933F105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Essex Equity Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,400,038
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,400,038
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,038
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.91% (1)
12	TYPE OF REPORTING PERSON (see instructions) IA, OO

(1)	See additional information regarding beneficial ownership contained in Item 4.

Page 3 of 8 pages

CUSIP No. G3933F105
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John Liu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,400,038
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,400,038
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,400,038
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.91% (1)
12	TYPE OF REPORTING PERSON (see instructions) IN, HC

(1)	See additional information regarding beneficial ownership contained in Item 4.

Page 4 of 8 pages

Item 1(a).	Name of Issuer:

Global Indemnity Limted

Item 1(b).	Address of Issuer’s Principal Executive Offices:

27 Hospital Road, George Town, Grand Cayman, KY1-9008, Cayman Islands

Item 2(a).	Name of Person Filing:

(i)      Richmond Hill Investments, LLC, a Delaware limited liability company (“RHILLC”), as investment advisor to a certain family investment vehicle.

(ii)     Essex Equity Holdings, LLC, a Delaware limited liability company (“EEHLLC”), as parent of RHILLC.

(iii)    John Liu, an individual, as the principal of EEHLLC.

The persons mentioned in (i), (ii), and (iii) above are referred to as the “Reporting Persons”. All shares reported in this Schedule 13G/A are held by the family investment vehicle.
Item 2(b).	Address of Principal Business Office or, if none, Residence:

(i) 375 Hudson Street, 12th Floor New York, NY 10014 (ii) 375 Hudson Street, 12th Floor New York, NY 10014 (iii) 375 Hudson Street, 12th Floor New York, NY 10014

Item 2(c).	Citizenship:

See the response (s) to Item 4 on the attached cover page (s)

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, $0.0001 Par Value

Item 2(e).	CUSIP Number: G3933F105

Page 5 of 8 pages

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
	(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
	(g)	☒	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount Beneficially Owned:		1,400,038 (1)
	(b)	Percent of Class:		13.91%
	(c)	Number of shares as to which such person has:
		(i)	sole power to vote or to direct the vote:	0
		(ii)	shared power to vote or to direct the vote:	1,400,038
		(iii)	sole power to dispose or to direct the disposition of:	0
		(iv)	shared power to dispose or to direct the disposition of:	1,400,038

1 The Reporting Persons may be deemed to be a group with Richmond Hill Investment Co., LP, Richmond Hill Capital Management, LLC, and Ryan P. Taylor.  If they were deemed to be a group, the group could be deemed to beneficially own 2,443,195 or 24.27%.  The filing of this Schedule 13G/A shall not be construed as an admission that such Reporting Persons are members of a group with Richmond Hill Investment Co., LP, Richmond Hill Capital Management, LLC, and Ryan P. Taylor for the purposes of Section 13(d), 13(g) or 16 of the Act.

Page 6 of 8 pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Essex Equity Joint Investment Vehicle LLC, a family investment vehicle to which Richmond Hill Investments, LLC serves as investment advisor, has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Inapplicable.

Item 8.	Identification and Classification of Members of the Group.

See information regarding beneficial ownership contained in Item 4.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

EXHIBIT INDEX

Joint Filing Agreement by and among the Reporting Persons (incorporated herein by reference to Exhibit A to the Schedule 13G/A filed by the Reporting Persons on February 16, 2016).

Page 7 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	January 10, 2018

Richmond Hill Investments, LLC

Signature:	/s/ John Liu

Name/Title:	John Liu/Managing Partner/Chief Executive Officer

Essex Equity Holdings, LLC

Signature:	/s/ John Liu

Name/Title:	John Liu/Managing Partner/Chief Executive Officer

John Liu

Signature:	/s/ John Liu

Name/Title:	John Liu

Page 8 of 8 pages